UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On February 8, 2018, ZK International Group Co., Ltd. (“ZK International”) and its subsidiary XSigma Corporation (“XSigma”) (collectively, “we”) entered into an exclusive license agreement (the “Exclusive License Agreement”) with TNT Blockchain Inc. (“TNT Blockchain”). Pursuant to the terms of the Exclusive License Agreement, we were granted a global exclusive right to use, market and sublicense the TNT Blockchain’s software and Blockchain technology into the supply chain management system for the industrial manufacturing vertical.

The foregoing descriptions of the Exclusive License Agreement, are qualified in their entirety by reference to the provisions of the Form of Subscription Agreement filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”), which are incorporated by reference herein.

On February 12, 2018, the Company issued a press release announcing the Exclusive License Agreement, which is attached as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Exclusive License Agreement
99.1	Press Release — ZK International and its Subsidiary, XSigma Corporation, Sign Exclusive Worldwide Distribution Agreement with TNT Blockchain, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2018	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name: Title:	Jiancong Huang Chief Executive Officer and Chairman of the Board